[National Commerce Corporation Letterhead]

September 30, 2014

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Todd K. Schiffman, Assistant Director

Re:	National Commerce Corporation
Registration Statement on Form S-4
Filed August 18, 2014
File No. 333-198219

Dear Mr. Schiffman:

On behalf of National Commerce Corporation (the “Company” or “NCC”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-4 filed with the Commission on August 18, 2014 (the “Registration Statement”) contained in your letter dated September 15, 2014 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. In connection with this letter, the Company is filing contemporaneously herewith an amendment to the Registration Statement (“Amendment No. 1”). Additionally, we are providing via courier four copies of Amendment No. 1, as well as four copies of Amendment No. 1 (excluding exhibits) marked to show changes from the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have reproduced the text of each comment in bold text followed by our response. Page numbers referenced in the responses refer to page numbers in Amendment No. 1. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in Amendment No. 1.

General

1.	Please provide us with copies of any reports, presentations or other information relating to this transaction or the parties thereto that was transmitted by any means by any advisors or consultants to members of the Board of Directors of either National Commerce Corporation or United Group Banking Company.

The Company’s Response: In response to the Staff’s comment, legal counsel for each of NCC and United will provide to the Staff, under separate cover and on a confidential basis, copies of all reports, presentations or other information provided by FIG Partners LLC (“FIG”), as NCC’s financial advisor, and by Monroe Financial Partners, Inc. (“Monroe”), as United’s financial advisor, in

Mr. Todd K. Schiffman, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2014

connection with the approval of the merger. All of these materials are being provided to the Staff pursuant to Rule 418 under the Securities Act of 1933, as amended, the “Securities Act”). In accordance with Rule 418, NCC and United are requesting that these materials be returned or destroyed promptly following completion of the Staff’s review. Confidential treatment of such materials has also been requested pursuant to the provisions of 17 C.F.R. § 200.83. These materials are being submitted for the information of the Commission only and not as part of the filing; we would request that these materials be used by the Staff only for the purpose of its review of the filing.

2.	Please supplementally provide us with all material nonpublic information regarding National Commerce Corporation that was disclosed, directly or indirectly, to United Group Banking Company of Florida, Inc. and United Legacy Bank and/or its representatives and/or financial advisors including, but not limited to the following information referred to in the fairness opinion of Monroe Financial Partners to the United Board of Directors in Appendix D:

•	“discussions with members of the managements of . . . NCC regarding . . . “future prospects” referred to in the fairness opinion in the third paragraph on page 1; and

•	“financial projections for . . . NCC” referred to in the fairness opinion in the second full paragraph on page 2.

The Company’s Response: We respectfully advise the staff that all material nonpublic information regarding NCC that was utilized by Monroe in connection with rendering its opinion is included in the Registration Statement; however, we have revised the summary of Monroe’s fairness opinion at pages 57 through 61 of the Registration Statement to clarify and provide additional detail about the nature and source of such information. Specifically, with respect to financial projections for NCC and discussions with members of NCC’s management regarding NCC’s “future prospects,” NCC’s management provided to Monroe its estimated full-year earnings per share for the 2014 fiscal year, as described under the heading “Market Approach: Capitalization of Earnings Method” on page 60, which Monroe used to derive a value for NCC common stock using the method described therein. In addition, as described on page 61 under the heading “Income Approach: Discounted Cash Flow Analysis,” NCC’s management provided Monroe with its projected compound annual growth rates for assets, shareholders’ equity and net income through the 2018 fiscal year, as well as its projected earnings for the 2018 fiscal year and projected tangible book value at December 31, 2018, all of which Monroe considered to be reasonable given NCC’s recent history and financial performance and used to derive the terminal value of NCC’s common stock using a discounted cash flow analysis.

3.	Please supplementally provide us with all material nonpublic information regarding United Group Banking Company of Florida, Inc. and United Legacy Bank that was disclosed, directly or indirectly, to National Commerce Corporation and/or its representatives and/or financial advisors including, but not limited to the following information referred to in the fairness opinion of FIG Partners, LLC to the NCC Board of Directors in Appendix E:

•	“discussions with members of the senior managements of . . . United Group Banking Company of Florida related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the merger” referred to in point v of the first full paragraph on page 2 of the fairness opinion:

Mr. Todd K. Schiffman, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2014

•	“financial forecasts including, without limitation, the synergies and projections regarding under-performing and nonperforming assets and net charge-offs” referred to in the fairness opinion in the third full paragraph on page 2; and

•	“management’s estimates and projections” of allowances for losses referred to in the fairness opinion in the third full paragraph on page 2.

The Company’s Response: The Registration Statement has been revised on pages 66 and 67 to include all material projections and forecasts of NCC and United, including those relating to synergies, that were provided to NCC’s financial advisor. Additionally, the summary of FIG’s fairness opinion has been revised on page 66 to clarify that the financial projections and forecasts of United were provided to FIG by NCC management.1 Specifically, with respect to financial forecasts for United and NCC, NCC management provided to FIG both NCC’s and United’s respective projected annual growth rates in assets, tangible common equity and net income through 2019. Additionally, as described in the same paragraph on page 66, NCC communicated to FIG that synergies for the transaction were estimated to be between 10% and 20% of United’s existing noninterest expense base, representing between $650 thousand and $1.3 million annually in pre-tax cost savings. Furthermore, as described in the same paragraph, both sets of projections assumed there would be no further deterioration in credit with net charge-offs remaining below 10 basis points each and that allowance for loan loss reserve levels would remain constant at a minimum level of 1.5% of loans or above. As disclosed in the fairness opinion summary, FIG considered the projections received to be reasonable based on United’s and NCC’s recent history and financial performance. Accordingly, we respectfully advise the Staff that all material nonpublic information regarding United and United Legacy Bank that was utilized by FIG in connection with rendering its opinion is included in the Registration Statement.

Front Cover Page of Prospectus/Proxy Statement

4.	Please revise the first paragraph as follows:

•	revise the second sentence in which you describe the consideration as “either” cash or stock to disclose that a third option is to receive a combination of cash and stock;

•	revise the third sentence to disclose that while you have agreed to pay cash for a maximum of 2.27 million shares of United stock, the aggregate number of outstanding shares of United is over 32 million and accordingly only less than ten percent of the shares of United stock will receive all cash; and

•	revise the third sentence to disclose that as a result of the limit on cash consideration, shareholders who elect to receive all cash may receive a combination of cash and stock.

[1]	We respectfully advise the Staff that the discussions with management referred to in clause (v) of page 2 of the fairness opinion of FIG were discussions by FIG with members of the senior management of NCC rather than discussions with United’s senior management, consistent with the fourth bullet point on page 63 of the Registration Statement. We believe that the language of the fairness opinion makes it clear that the discussions were exclusively with NCC’s senior management, but FIG has corrected the typographical error in its fairness opinion in order to refer to “senior management” rather than “senior managements.”

Mr. Todd K. Schiffman, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2014

The Company’s Response: The first paragraph of the cover page of the joint proxy statement-prospectus has been revised in response to the Staff’s comments.

5.	Please revise the second paragraph to disclose whether or not you have any plans to list your common stock.

The Company’s Response: In response to the Staff’s comment and as discussed with the Staff, the Company advises the Staff that while the Company has no intentions to list its common stock on a securities exchange in connection with the merger, the Company may seek to list its common stock following the closing of the merger. The Company has revised the second paragraph of the cover page of the joint proxy statement-prospectus to indicate that the Company does not intend to list its common stock on a securities exchange or have its shares quoted on a quotation system in connection with the merger.

6.	Please revise the first sentence of third paragraph in which you state that “We cannot complete the merger unless . . . the shareholders of both companies approve the merger agreement” to disclose that the required majority of shares of NCC (beneficially owned by the Chairman and CEO of NCC) have made a legal commitment to approve the merger and no further approval of NCC shareholders is required.

The Company’s Response: The third paragraph of the cover page of the joint proxy statement-prospectus has been revised in response to the Staff’s comment.

7.	Please add a separate paragraph disclosing that shareholders of United Group Banking Company of Florida, Inc. and shareholders of National Commerce Corporation each have dissenters rights under state law entitling them to the fair value of their shares provided they comply with all the requirements under the respective state law.

The Company’s Response: We have added a paragraph to the cover page of the joint proxy statement-prospectus in response to the Staff’s comment.

Summary, page 1

8.	As required by Item 3 of Form S-4 and the Instruction to Item 503(a) of Regulation S-K, please revise the preamble to this section in which you state that “this summary of certain material information” to state something like, “the summary is a brief overview of the key aspects of the offering” which identifies “those aspects of the offering that are the most significant.” Revise the substance of your disclosure in the Summary to comply with this Instruction.

The Company’s Response: We have revised the preamble to the Summary section in response the Staff’s comment. Additionally, we have reviewed and revised the substance of the disclosures in the Summary section to address the Staff’s comment and the requirements of the Instruction to Item 503(a) of Regulation S-K.

Mr. Todd K. Schiffman, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2014

Summary, What You Will Receive in the Merger, page 3

9.	Please revise this section as follows;

•	revise the first paragraph to summarize how you will allocate consideration if shareholders elect to receive cash in excess of the $2.2 million limit you are offering pursuant to proration discussed on pages 71-72; and

•	revise the second paragraph to explain whether the cash limit of $2.2 million applies also to the payment in lieu of fractional shares.

The Company’s Response: We have revised the first and second paragraphs under this captioned subsection (on pages 3 and 4 of Registration Statement) in response to the Staff’s comments.

Summary, Dissenters Rights, page 4

10.	Consistent with Instruction to Item 3 of Schedule 14A, please revise the disclosure here and on page 90 to state whether a security holder’s failure to vote against the merger will constitute a waiver of his dissenters’ rights and if the State law is unclear, state what position will be taken in regard to these matters. Summarize the material requirements under each state law for asserting dissenters rights instead of merely providing a cross reference. Disclose that if more than five percent of either company’s shareholders assert their dissenters rights of appraisal, the respective company has the right under the Merger Agreement to terminate the Agreement.

The Company’s Response: In response to the Staff’s comments, we have revised the disclosures on pages 4 and 99 of the Registration Statement to confirm the consequences of a failure to vote under applicable state law. We supplementally advise the staff that a “failure to vote against the merger” can occur in two different circumstances, each with a different effect on a stockholder’s dissenter’s rights under applicable law. A stockholder’s failure to return a proxy card would constitute a failure to vote against the merger, but would not result in a waiver of dissenter’s rights; however, a stockholder’s delivery of a proxy card without an indication as to how the stockholder has voted also constitutes a failure to vote against the merger, yet this action would result in a waiver of dissenter’s rights because the shares would be voted in favor of the merger under those circumstances. We have revised the discussion in the Registration Statement to make this clear and to disclose that a United or NCC stockholder who submits a proxy and who also wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement.

In accordance with the Staff’s request, we have provided on page 4 of the Registration Statement a summary of the material requirements under each state law to assert dissenters’ rights of appraisal and have disclosed the rights of each respective company to terminate the merger agreement in the event that more than five percent of either company’s stockholders assert dissenters’ rights of appraisal, as requested by the Staff.

Mr. Todd K. Schiffman, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2014

Summary, Quorum and Vote Required, page 7

11.	Please revise the second paragraph to disclose that NCC already has a binding legal commitment from a majority of the outstanding shares to vote in favor of the merger. Accordingly, the merger will be approved regardless of how many other shareholders vote against the merger. Please revise the disclosure in the section beginning on page 37 accordingly.

The Company’s Response: We have revised the disclosures on pages 8 and 46 of the Registration Statement in response to the Staff’s comment. We respectfully advise the Staff that the section beginning on page 42 of the Registration Statement (page 37 of the initial filing) discusses the quorum and voting requirements for United, rather than the quorum and voting requirements for NCC.

Summary, United’s Directors and Executive Officers Have Interests in the Merger, page 9

12.	As required by Item 5 of Schedule 14A, identify and quantify any substantial interest, direct or indirect, by each person who has been a director or executive officer of United including the following:

•	disclose the aggregate value of the benefits that will be received by directors and executive officers as a consequence of the merger;

•	disclose the aggregate amount of benefits that will be received as a result of the merger by each of the four executive officers of United;

•	revise the second bullet point to disclose the amounts of the cash payments and whether they will receive any other payments or benefits;

•	revise the third bullet point to disclose the aggregate amount of annual compensation under each agreement;

•	disclose the value of any golden parachute payments and other severance payments or benefits; and

•	identify each member of the Board of United that will be appointed to the Board of NCC, the aggregate amount of annual compensation and who determined which board members would be appointed.

The Company’s Response: Pages 10-11 and 92-95 of the Registration Statement have been revised in response to the Staff’s comments. Additionally, we have disclosed and advise the Staff that the payments and benefits disclosed on these pages of the Registration Statement represent the only interests of directors and executive officers of United in the merger apart from their ownership of United common stock.

Selected Historical Consolidated Financial Information of NCC, page 11, and United, page 12

13.

We note your presentation of tangible common equity. This financial measure appears to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K. To the extent you plan to provide this non-GAAP ratio, please revise to: (a) clearly label this financial measure as non-GAAP each time it is presented; (b) provide a reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented;

Mr. Todd K. Schiffman, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2014

and (c) disclose the reasons why you believe this presentation provides useful information to investors and specify how management uses this measure, if applicable. Refer to Item 10(e)(1) of Regulation S-K.

The Company’s Response: The Company has removed the tangible common equity ratio from the tables on pages 13 and 14 of the Registration Statement. If the Company presents this ratio in future filings, the Company will clearly label this item as non-GAAP and provide the required reconciliation and explanation required by Item 10(e) of Regulation S-K.

Summary Unaudited Pro Forma Condensed Combined Financial Data, page 13

14.	We note your disclosure in Note 2(a) on page 15 related to your proposed accounting for the purchased loans. Please tell us and revise to disclose the dollar amount of any loans you acquired with evidence of credit deterioration and how you identified loans accounted for under ASC 310-30.

The Company’s Response: The Company’s response to the Staff’s comment is reflected in Note 1(a) (previously Note 2(a)) on page 17 of the Registration Statement. Such disclosure is repeated below for the Staff’s reference.

(a)	At the date of merger, the allowance for loan losses of United will be eliminated. The total allowance at June 30, 2014 is $2.3 million. NCC will analyze the loan portfolio of United and record the purchased loans at fair market value. The portion of this adjustment related to credit will be recorded as non-accretable yield, and the portion related to interest rates and other factors will be recorded as accretable yield. Based on preliminary estimates from diligence performed the total fair market value adjustments yield a total discount of $4.6 million, with $3.1 million assigned to loans with evidence of credit deterioration. The current book value of these loans is approximately $18.3 million and will be accounted for as purchased credit impaired loans. These loans were identified during diligence after reviewing current risk ratings, payment history, past due status, loan to collateral values, guarantors, debt service coverage ratios, credit scores and other relevant data to support a decline in credit quality since the date of origination.

Risk Factors, page 19

15.	As required by Item 3 of Form S-4 and Item 503(c) of Regulation S-K, please delete your statement that this section “is intended to highlight several of the risks. . . ” Add a statement to the effect that this section is “a discussion of the most significant factors that make the offering speculative or risky.” Revise the substance of the Risk Factors to comply with this requirement. Please revise the section to comply with the directive in Item 503(c): “Do not present risks that could apply to any issuer or any offering.”

The Company’s Response: The Staff’s requested change to the introduction to the Risk Factors section has been made on page 23 of the Registration Statement. Additionally, the risk factors have

Mr. Todd K. Schiffman, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2014

been revised to discuss only those risks that are applicable to this particular issuer and offering and to remove those that could apply to any issuer or offering. Where applicable, risk factors have been revised to more concisely state the particular risk being addressed. Several risk factors have also been consolidated for ease of review.

16.	Please revise your risk factor on page 24 addressing the risks of interest rate fluctuations to discuss the risks to you of the anticipated increase in interest rates.

The Company’s Response: This risk factor, appearing on pages 27-28 of the Registration Statement, has been revised in accordance with the Staff’s comment.

17.	Please revise your risk factor on page 25 and 26 addressing the risks of concentration of your loan portfolio in real estate as follows:

•	quantify the amount and percentage of each bank’s loan portfolio in real estate and the amount and percentage of the merged bank’s loan portfolio in real estate;

•	quantify the amount and percentage of each bank’s loan portfolio in commercial real estate and the amount and percentage of the merged bank’s loan portfolio in commercial real estate;

•	discuss particular risks associated with commercial real estate loans; and

•	discuss whether the extent to which the risks are elevated because of the limited geographical areas (portions of two states) in which the real estate is located.

The Company’s Response: This risk factor, appearing on pages 29-30 of the Registration Statement, has been revised in accordance with the Staff’s comments.

18.	Please revise your risk factor on page 31 addressing the risks of our directors and executive officers owning a significant portion of stock to

•	disclose the effect of the merger on the percentage of shares held; and

•	discuss the risk that these directors and executives officers can take shareholder action by written consent without advance notice to other shareholders.

The Company’s Response: In response to the Staff’s comment, we have revised the risk factor, appearing on pages 34-35 of the Registration Statement, to disclose the effect of the merger on the percentage of shares beneficially owned by NCC’s directors and executive officers as a group and to disclose the risks presented to stockholders by the degree of control that may be exercised by NCC’s directors and executive officers, to the extent acting as a group, including their ability to take certain corporate actions requiring shareholder approval (including amending the Certificate of Incorporation of NCC to eliminate its prohibition on shareholders taking action by written consent).

Mr. Todd K. Schiffman, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2014

Adjournments or Postponements, page 38

19.	Please indicate whether United plans to seek an adjournment if needed to solicit additional proxies. If so, please include an additional proposal on the proxy card.

The Company’s Response: We advise the Staff that United may seek an adjournment if needed to solicit additional proxies. We have revised the Registration Statement, including the form of United proxy card attached as Exhibit 99.1 thereto, to provide for this additional proposal.

Material United States Federal Income Tax Consequences of the Merger, page 64

20.	Please indicate that the tax opinion from Maynard, Cooper & Gale, P.C. has been filed as Exhibit 8. Provide a summary of the tax opinion without conditional language (e.g., “assuming the merger qualifies as a reorganization…”).

The Company’s Response: The tax opinion of Maynard, Cooper & Gale, P.C. has been filed as Exhibit 8.1 to Amendment No. 1, and we have revised the disclosures on page 72 of the Registration Statement to indicate that the tax opinion has been filed. Additionally, we have removed the conditional language in the summary of the tax opinion.

Management’s Discussion and Analysis Of Financial Condition and Results of Operations

Allocation of the Allowance for Loan Loss, page 136

21.	We note that your unallocated allowance for loan losses made up approximately 37%, 23% and 31% of your total allowance at June 30, 2014, December 31, 2013 and December 31, 2012 respectively. Please revise to present additional granularity regarding the variability of this amount, the key drivers considered and how those key drivers impacted the amount recorded at each period end. Also discuss any trends or changes from prior periods related to this amount.

The Company’s Response: In response to the Staff’s comments, we have revised the disclosure on pages 148-149 of the Registration Statement to provide additional granularity regarding the unallocated portion of the allowance for loan losses, the key drivers considered and how such drivers affected the unallocated amount at each period end, including an explanation of changes from prior periods. Furthermore, we bring to the Staff’s attention that the allocations of allowance for loan losses to the various categories of loans as of June 30, 2014 in the Allocation of Allowance for Loan Losses table (page 148 of the Registration Statement) were inadvertently misreported in the initial filing and have been corrected. Corresponding corrections have been made to the table (at the bottom of page F-11) in note 5 to the unaudited financial statements of NCC.

22.	Please tell us and revise your accounting policy disclosure beginning on page F-27 to clearly describe how you arrived at the allowance for loan losses amounts allocated to the various loan categories versus the unallocated amount. We note in the critical accounting policy disclosure on page 122 that you refer a reader to Note 1 for a complete discussion of the methodology employed to calculate the allowance for loan losses.

Mr. Todd K. Schiffman, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2014

The Company’s Response: We have revised our accounting policy disclosure on pages F-28 and F-29 to add additional language regarding how we arrived at the total allowance for loan losses amount. The revised disclosure is included below for your reference:

Loans and Allowance for Loan Losses

Loans are stated at the principal amount outstanding, net of the allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

Nonrefundable loan fees and costs incurred for loans are deferred and recognized in income over the life of the loans.

A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, at the loan’s observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that collection of interest is doubtful. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. Generally, payments on nonaccrual loans are applied to principal. When a borrower has demonstrated the capacity to service the debt for a reasonable period of time, management may elect to resume the accrual of interest on the loan.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount which, in management’s judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

The allowance is composed of general reserves and specific reserves. General reserves are determined by applying loss percentages to segments of the portfolio. The loss percentages are based on each segment’s historical loss experience and adjustment factors derived from conditions in the Bank’s internal and external environment. All loans considered to be impaired are evaluated on an individual basis to determine specific reserve allocations in accordance with GAAP. Loans for which specific reserves are provided are excluded from the calculation of general reserves.

The unallocated portion of the allowance reflects management’s estimate of probable inherent but not yet specifically identified losses within the portfolio due to the nature of the portfolio and uncertainties in underwriting standards of certain inherited loans. The portfolio segments include exposures to various businesses with different organizational structures and smaller consumer concentrations which will inherently lead to

Mr. Todd K. Schiffman, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2014

imperfections in the loss percentages applied to the segments. The inherent imperfections are amplified due to the portfolio consisting of certain inherited loans. Inherited loans represent loans underwritten by prior management and are still included in the outstanding segments. Management believes there is remaining risk for unidentified problems in the inherited loans based on history. There have been instances of sizable loans with satisfactory payment history, and what appeared to be appropriate documentation in the file, but upon loan maturity or other subsequent event, additional loss was incurred. The additional loss is generally the result of unknown information impacting a loan’s credit quality versus payment history. Allocating this remaining risk to the segment portfolios is not deemed estimable by management due to the breadth of exposure over the segments.

Management’s judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay, overall portfolio quality, and review of specific problem loans. In conjunction with these evaluation factors, management evaluates the unallocated portion as part of the adequacy of the allowance on a quarterly basis.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different than those of management.

In addition to the language added to our accounting policy disclosure, our accounting methodology supports an incurred, rather than expected, loss model through the general, including the unallocated amount, and specific reserves. The unallocated portion may appear to indicate the expectation of future events, but rather it addresses the potential for additional losses on the current portfolio due to the incurred losses on the inherited loans. We deem it prudent to include this component of measurement in our allowance for loan losses and believe it is appropriate to apply it as an unallocated amount based on the current information available in the files and the exposure of the incurred losses over the various segments. In summary, the unallocated portion represents a component that explicitly accounts for the inherent imprecision in the loan loss analysis based on our specific circumstances. Lastly, on a quarterly basis we evaluate the unallocated portion, as well as the overall allowance for loan losses, and note that the ratio of our overall allowance for loan losses to total loans aligns with that of our peer group.

23.	We further note that in the Percent of Total columns you present percentages related to the unallocated allowance for loan losses. Please revise to present the appropriate percentages of loans outstanding related to each respective loan portfolio segment as required by Item IV.B of Industry Guide 3.

Mr. Todd K. Schiffman, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2014

The Company’s Response: In response to the Staff’s comment, the Percent of Total column in the Allocation of Allowance for Loan Losses table (on page 148 of the Registration Statement) has been replaced with a column reflecting the percentage of loans in each category to total loans, in accordance with Item VI.B of Industry Guide 3.

Information about United and United Legacy Bank, page 144

24.	Please provide a discussion of each type of loan in your loan portfolio. Discuss the relative risks of each type of loan and provide a discussion of your underwriting criteria.

The Company’s Response: In response to the Staff’s comment, we have included a discussion, on pages 157-158 of the Registration Statement, of each type of loan in United’s loan portfolio and the relative risks of each type of loan, as well as a discussion of United’s underwriting criteria.

Fairness Opinion of FIG Partners, LLC to NCC Board of Directors, Appendix E

25.	The third paragraph on page 3 of the fairness opinion provided by FIG Partners, LLC to the NCC Board of Directors includes a limitation on reliance by shareholders (“This letter is solely for the information of the Board of Directors . . . and is not to be used . . . for any other purpose…”). Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Financial Advisor’s belief that shareholders cannot rely upon the opinion to support any claims against Financial Advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisor’s engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Financial Advisor would have no effect on the rights and responsibilities of either Financial Advisor or the board of directors under the federal securities laws.

The Company’s Response: In response to the Staff’s comment, the limitation set forth on page 3 of FIG’s fairness opinion has been deleted.

In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Todd K. Schiffman, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2014

If you have any questions or comments regarding this response, please call the undersigned at (205) 313-8122. Thank you very much for your attention to this matter.

Very truly yours,

/s/ William E. Matthews, V

William E. Matthews, V

Chief Financial Officer